UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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The following are included in this report on Form 6-K:

                                                             Sequential
        Exhibit                Description                   Page Number
        -------                -----------                   -----------

         1.       Press release on OUTREMER TELECOM
                  DEPLOYING ALVARION'S GSM NETWORKS TO
                  COVER ISLANDS OF MARTINIQUE AND
                  GUADELOUPE, dated November 7, 2005              4







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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.


Date: November 7, 2005              By: /s/ Dafna Gruber
                                       --------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer









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                                         EXHIBIT 1
Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                              FOR IMMEDIATE RELEASE


     OUTREMER TELECOM DEPLOYING ALVARION'S GSM NETWORKS TO COVER ISLANDS OF
                            MARTINIQUE AND GUADELOUPE


    Network will Provide Voice and Data Services in French Caribbean Islands


                                      ----


            TEL AVIV, Israel, November 7, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that telecommunications provider, Outremer Telecom, will provide voice and data services to the islands of Martinique and Guadeloupe using over $10 million of Alvarion's GSM solutions. This deployment represents another step in Outremer's overall plans for the French territories. As the largest deal to date of Alvarion's in the cellular market, two complete, compact GSM networks based on its UltraWAVE product family will be installed throughout the islands of Martinique and Guadeloupe. Revenue from these deployments is expected to be recognized over the next three years.


"We selected Alvarion because its cost-effective, compact GSM solution allows us to cover hundreds of thousands of subscribers with voice services and fast data capacities, while providing us with a viable business model," commented Jean-Michel Hegessippe, CEO of Outremer Telecom. "From our previous experience working with the company that included deployments in French Guiana, we know that the system enables quick roll-out of an entire suite of value-added services and excellent performance, not to mention it provides special features required for our competitive offering. We are very positive about working with Alvarion on our next project in another French territory."


At the core of Alvarion's GSM solution is the UltraWAVE X100, an easily deployed, high-capacity, digital mobile switching center (MSC), which can manage over 100,000 active subscribers. The network also provides operators with a wide range of value-added services to grow their business, including voicemail, short message and prepaid. In addition, the system offers GPRS capabilities, enabling data services for prepaid and postpaid subscribers.


"We are pleased that Outremer Telecom is returning to Alvarion to serve the needs of its subscribers within the confines of the island environment," said Tzvika Friedman, CEO of Alvarion. "Logistically, these deployments are an exciting challenge for Alvarion due to the topography of island clusters. The


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scope of this deal qualifies us as a major player in this mobile, specialized cellular market and in addition, is a significant milestone in the post merger integration of interWAVE."


About Outremer Telecom

Outremer Telecom is a fixed telecommunications operator in the French departments (territories) of French Guiana, Martinique, Guadeloupe and Reunion providing landline, mobile and internet telecommunications services. Outremer Telecom is located at 14, boulevard Poissonniere, 75009, Paris, France. For more information, visit the website http://www.outremer-telecom.fr.


About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.


Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.


As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum(TM) is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in


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this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.


You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.









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